SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2 (b)

(Amendment No. 1)

Soleno Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

834203135

(CUSIP Number)

March 11, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP #834203135	Page 2 of 10

1	NAME OF REPORTING PERSONS Technology Partners Fund VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON PN

CUSIP #834203135	Page 3 of 10

1	NAME OF REPORTING PERSONS TP Management VII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON OO

CUSIP #834203135	Page 4 of 10

1	NAME OF REPORTING PERSONS James Glasheen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 25,478 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 25,478 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,478 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (2)
12	TYPE OF REPORTING PERSON IN

(1)	All such shares are held of record by James Glasheen.
(2)

Based on 31,755,169 shares of Common Stock outstanding as of March 6, 2019, as reported on the Issuer’s Form 10-K for the year ended December 31, 2018, filed with the United States Securities and Exchange Commission on March 20, 2019.

CUSIP #834203135	Page 5 of 10

1	NAME OF REPORTING PERSONS Sheila Mutter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 484 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 484 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 484 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% (2)
12	TYPE OF REPORTING PERSON IN

(1)	All such are held of record by Sheila Mutter.
(2)

Based on 31,755,169 shares of Common Stock outstanding as of March 6, 2019, as reported on the Issuer’s Form 10-K for the year ended December 31, 2018, filed with the United States Securities and Exchange Commission on March 20, 2019.

CUSIP #834203135	Page 6 of 10

1	NAME OF REPORTING PERSONS Roger Quy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON IN

(1)	As of the date of this filing.

CUSIP #834203135	Page 7 of 10

1	NAME OF REPORTING PERSONS Ira Ehrenpreis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,941 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,941 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,941 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% (2)
12	TYPE OF REPORTING PERSON IN

(1)	All such are held of record by Ira Ehrenpreis.
(2)

Based on 31,755,169 shares of Common Stock outstanding as of March 6, 2019, as reported on the Issuer’s Form 10-K for the year ended December 31, 2018, filed with the United States Securities and Exchange Commission on March 20, 2019.

CUSIP #834203135	Page 8 of 10

1	NAME OF REPORTING PERSONS Ted Ardell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,970 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,970 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,970 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% (2)
12	TYPE OF REPORTING PERSON IN

(1)	All such are held of record by Ted Ardell.
(2)

Based on 31,755,169 shares of Common Stock outstanding as of March 6, 2019, as reported on the Issuer’s Form 10-K for the year ended December 31, 2018, filed with the United States Securities and Exchange Commission on March 20, 2019.

SCHEDULE 13G

CUSIP #834203135	Page 9 of 10

ITEM 1(A). NAME OF ISSUER

This Amendment No. 1 to Schedule 13G amends the Schedule 13G previously filed by Technology Partners VII, TP Management VII, Glasheen, Mutter, Quy, Ehrenpreis, Ardell (collectively, the “Reporting Persons”) and Technology Affiliates VII on February 11, 2019 (the “Schedule 13G”). Technology Affiliates VII has been removed from this Amendment No.1 because it reported a beneficial ownership of zero in the Schedule 13G. Only those items that are hereby reported are amended; all other items reported in the Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Schedule 13G.

ITEM 4. OWNERSHIP

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based upon 31,755,169 shares of Common Stock outstanding as of March 6, 2019, as reported on the Issuer’s Form 10-K Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, as filed with the United States Securities and Exchange Commission on March 20, 2019.

The following information with respect to the ownership of the common stock of the Issuer by the Reporting Persons filing this Statement is provided as of March 11, 2019:

(a) Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b) Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☒

CUSIP #834203135	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2019

TECHNOLOGY PARTNERS FUND VII, L.P.
By:	TP Management VII, LLC

By:	/s/ Sheila Mutter
Managing Member

TP MANAGEMENT VII, LLC

By:	/s/ Sheila Mutter
Managing Member

JAMES GLASHEEN

By:	/s/ James Glasheen
James Glasheen

SHEILA MUTTER

By:	/s/ Sheila Mutter
Sheila Mutter

ROGER QUY

By:	/s/ Roger Quy
Roger Quy

IRA EHRENPREIS

By:	/s/ Ira Ehrenpreis
Ira Ehrenpreis

TED ARDELL

By:	/s/ Ted Ardell
Ted Ardell